

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via Email
Nathaniel Bradley
Chief Executive Officer
AudioEye, Inc.
9070 South Rita Road, Suite 1450
Tucson, Arizona 85747

> **Re: AudioEye, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed February 4, 2014**
> **File No. 333-193109**

Dear Mr. Bradley:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note that you sold 666,667 units of securities consisting of common stock and warrants to two accredited investors on January 30, 2014 and that you have amended your registration statement to include those shares of common stock and the common stock issuable upon the exercise of the warrants. Please provide us with a detailed analysis regarding why the concurrent private offering should not be integrated into your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of this offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Questions 139.25 and 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations for further guidance.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you thereafter require further assistance, please contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        David L. Ficksman, Esq.
        TroyGould PC